EXHIBIT

July 28, 1999

IMPERIAL BANK ANNOUNCES SALE OF ITS REMAINING SHARES OF IMPERIAL CREDIT INDUSTRIES, INC.

LOS ANGELES - CA, July 27, 1999: Imperial Bank (the "Bank"), the principal subsidiary of Imperial Bancorp (NYSE:IMP), today announced the sale of the remaining 5,258,570 shares it owned of Imperial Credit Industries, Inc. (NASDAQ-ICII) ("ICII") common stock for $6.00 per share. The transaction was arranged through Friedman, Billings, Ramsey Group, Inc. The sale will result in a pretax loss of approximately $2.8 million, which will be reported in the third quarter.

Norman P. Creighton, Vice Chairman and Chief Executive Officer of Imperial Bank, stated, "We are pleased that with this sale of 5.3 million shares, the Bank has completed the sale of its entire stake in ICII stock. This transaction improves our ability to focus on the growth of our core commercial banking franchise and its profitability."

The Bank announced its intention to sell its shares of ICII in a 13D filing with the Securities and Exchange Commission in December 1998.

With over $6 billion in assets, Imperial Bank is one of the leading independent business banks headquartered in California and offers a wide range of financial services tailored to corporate customers, entrepreneurs and professionals. Serving mid-sized business, Immperial Bank's strategy focuses on delivering customized financial products and services to manufacturing, distribution, wholesale, service, import/export, apparel and textile businesses; in addition to some of the fastest growing industries such as emerging technology, entertainment, residential construction, and title and escrow. Founded in 1963 by two California entrepreneurs, Imperial Bank is the principal subsidiary of Imperial Bancorp (NYSE - IMP), with 12 regional banking offices located throughout California; in Phoenix, Arizona; and in Denver, Colorado. In addition, Imperial has emerging growth loan offices in Irvine, Menlo Park and San Diego, California; Boston, Massachusetts; Austin, Texas; Reston, Virginia; and Bellevue, Washington. Imperial can be found on the Web at www.imperialbank.com

Press Inquiries Ann Abajian Public Relations Director Public Relations Firm:
Kaiser McEuen 310.479.8999 Robert Galea Senior Vice President Imperial Bank:
Marketing/Public Relations 310.338.6111 Address: Imperial Bank Executive Offices PO Box 92991 Los Angeles, California 90009-2991 800.957.8483